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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              DATE: AUGUST 14, 2002


                                  GOLDCORP INC.

                               (Registrant's Name)

                        145 King Street West, Suite 2700
                            Toronto, Ontario MSH 1J8
                                     CANADA
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F  [ ]            Form 40-F  [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      GOLDCORP INC.



                                      By:  (original signed)
                                           -------------------------------------
                                           Name:  Halina B. McGregor
                                           Title: Vice President, Finance and
                                                  Chief Financial Officer

Date: August 14, 2002

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                             MATERIAL CHANGE REPORT
              UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO);
               SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA);
               SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND);
             SECTION 118(1)(b) OF THE SECURITIES ACT (ALBERTA); AND
            SECTION 85(1)(b) OF THE SECURITIES ACT (BRITISH COLUMBIA)

ITEM 1. - REPORTING ISSUER:

145 King Street West, Suite 2700
Toronto, Ontario
M5H 1J8

ITEM 2. - DATE OF MATERIAL CHANGE:

April 30, 2002

ITEM 3. - PRESS RELEASE:

Issued by Goldcorp Inc. ("Goldcorp") (GG: NYSE; G: TSE) on April 30, 2002 at Toronto, Ontario, Canada

ITEM 4. - SUMMARY OF MATERIAL CHANGE:

Goldcorp announced on April 30, 2002 the closing of its previously announced equity financing, which was completed as a bought deal by a syndicate of underwriters led by Griffiths McBurney and Partners.

ITEM 5. - FULL DESCRIPTION OF MATERIAL CHANGE:

See attached Press Release dated April 30, 2002.

ITEM 6. - RELIANCE ON SECTION 75(3) OF THE ACT:

N/A

INSTRUCTION:

N/A

ITEM 7. - OMITTED INFORMATION:

N/A

ITEM 8. - SENIOR OFFICER:

Victoria K. Russell, Vice President, Legal Services

Telephone:        (416) 865 4974
Facsimile:        (416) 865 3234
e-mail:           vrussell@goldcorp.com


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ITEM 9. - STATEMENT OF SENIOR OFFICER:

     "The foregoing accurately discloses the material change referred to herein."



Date:  May 9, 2002                                (original signed)
                                        ----------------------------------------
                                        Victoria K. Russell
                                        Vice President, Legal Services
                                        Goldcorp Inc.

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GOLDCORP INC.
--------------------------------------------------------------------------------


                                  NEWS RELEASE

                         US$144 MILLION FINANCING CLOSED
              ONE OF STRONGEST BALANCE SHEETS IN THE GOLD INDUSTRY

TORONTO, APRIL 30, 2002 - GOLDCORP INC. (GG: NYSE;G: TSE) is pleased to announce the closing of its previously announced equity financing, which was completed as a bought deal by a syndicate of underwriters led by Griffiths McBurney and Partners. This offering consisted of the sale of eight (8) million units at a price of US$18 per unit for gross proceeds of US$144 million. The initial offering size of five (5) million units was expanded through the exercise of the underwriters' option to increase the number of units by an additional three (3) million units. Each unit comprises one share and one half share purchase warrant. One full share purchase warrant entitles the holder to purchase one Goldcorp share for US$25 up until April 30, 2007.

Net proceeds of this equity financing will increase Goldcorp's cash balance to more than US$225 million providing one of the strongest balance sheets in the gold industry. It will enhance the company's competitive position within the industry placing it in an extremely favourable position to capitalize on future growth opportunities.

Goldcorp is a North American based gold producer. It has a strong cash flow and no debt. Upon closing this offering, it will have in excess of US$225 million in cash and US$15 million in gold bullion. Its shares are listed on the Toronto Stock Exchange (TSE) and the New York Stock Exchange (NYSE) and its options trade on the American Stock Exchange (AMEX) and the Chicago Board of Options Exchange (CBOE). The warrants will trade on the Toronto Stock Exchange under the symbol "G.WT.U." in US dollars.

THE SECURITIES OFFERED HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS. THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

For further information please contact:

Chris Bradbrook                                    Corporate Office:
Vice President, Corporate Development              Goldcorp Inc.
Telephone:  (416) 865-0326                         145 King St. West, Suite 2700
Facsimile:  (416) 361-5741                         Toronto, Ontario
E-mail:  cbradbrook@goldcorp.com                   Canada  M5H 1J8
General enquiries:  (800) 813-1412                 email:  info@goldcorp.com
(Canada and United States)                         website:www.goldcorp.com